UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO

RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

RULE 13d-2(a)

(Amendment No. 17)*

JARDEN CORPORATION

(Name of Issuer)

Common Stock, $.01 par value

(Title of Class of Securities)

471109 10 8

(CUSIP Number)

Mr. Martin E. Franklin

555 Theodore Fremd Avenue

Suite B-302

Rye, NY 10580

(914) 967-9400

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 1, 2005

(Date of Event which requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.  ☐

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D/A

CUSIP No. 471109 10 8	Page 2 of 6 Pages

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Martin E. Franklin
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) N/A (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* N/A
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United Kingdom

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 3,545,976 8 SHARED VOTING POWER 0 9 SOLE DISPOSITIVE POWER 3,545,976 10 SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,545,976
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.15%
14	TYPE OF REPORTING PERSON* IN

*	SEE INSTRUCTIONS BEFORE FILLING OUT!

(Page 2 of 6 Pages)

This Amendment No. 17 to Schedule 13D (“Amendment No. 17”) relates to the common stock, $.01 par value (the “Common Stock”), of Jarden Corporation, a Delaware corporation (the “Company”). This Amendment No. 17 amends the initial statement on Schedule 13D dated January 14, 2000, as amended (the “Schedule 13D”), of Marlin Partners II, L.P., Marlin Management, L.L.C., Martin E. Franklin, and Ian G.H. Ashken. Capitalized terms used in this Amendment No. 17 but not otherwise defined have the meanings ascribed to them in the Schedule 13D.

Information contained in this statement is as of the date hereof, unless otherwise expressly provided herein.

Item 1. Security and Issuer.

Item 1 of the Schedule 13D is deleted in its entirety and replaced with the following:

This Amendment No. 17 relates to the Common Stock of the Company. The address of the principal executive offices of the Company is 555 Theodore Fremd Avenue, Suite B-302, Rye, New York 10580. All of the securities covered by this Amendment No. 17 reflect (i) a 2-for-1 stock split of the Company’s Common Stock having a record date of May 20, 2002; (ii) a 3-for-2 stock split of the Company’s Common Stock having a record date of November 12, 2003; and (iii) a 3-for-2 stock split of the Common Stock on July 11, 2005 for its stockholders of record on June 20, 2005; all of the numbers of shares of Common Stock referenced in this Amendment No. 17 have been determined on a post stock split basis.

Item 5. Interest in Securities of the Issuer.

Item 5 of the Schedule 13D is amended by adding the following paragraphs to the end of such item:

Mr. Franklin may be considered to be the beneficial owner of 3,545,976 shares of Common Stock, which includes 843,751 options to purchase shares of Common Stock which are exercisable within 60 days of the date hereof. This constitutes approximately 5.15% of the outstanding shares of Common Stock. Mr. Franklin has sole voting and dispositive power with respect to 3,545,976 shares of Common Stock.

Pursuant to a stock trading plan adopted by Mr. Franklin in accordance with the guidelines specified by the Securities and Exchange Commission’s Rule 10b5-1 under the Securities Exchange Act of 1934, as amended, Mr. Franklin sold an aggregate of 207,000 shares of Common Stock on the dates, in the amounts, and at the prices set forth on Schedule A attached hereto.

As of November 1, 2005, the restrictions over the first of two tranches of the previously awarded 915,000 shares of restricted Common Stock under the Company’s 2003 Stock Incentive Plan, as amended and restated (the “2003 Plan”) had lapsed. In conjunction with such lapsing and in accordance with the terms of the 2003 Plan, Mr.

(Page 3 of 6 Pages)

Franklin returned a total of 281,911 shares to the Company (at an average price of $34.50 per share) in exchange for the Company’s payment of the withholding taxes, calculated consistent with existing minimum withholding requirements, due upon lapsing.

On December 1, 2005, Mr. Franklin settled his obligation to deliver shares of Common Stock of the Company under a forward purchase contract entered into by Mr. Franklin and a securities brokerage firm on December 1, 2003. Upon entering into the forward purchase contract, Mr. Franklin received a previously reported cash payment in exchange for his obligation to deliver to the securities brokerage firm on December 1, 2005 (the “Settlement Date”) up to 355,500 shares of Common Stock (adjusted to reflect the Company’s 3-for-2 stock split on its Common Stock on July 11, 2005 for its stockholders of record on June 20, 2005). On the Settlement Date, the Reporting Person transferred 355,500 shares of Common Stock to the securities brokerage firm. In connection with the settlement of the forward purchase contract, Mr. Franklin will receive approximately $1,302,054.30 from the securities brokerage firm.

On December 2, 2005, Mr. Franklin disposed of 20,000 shares of Common Stock by gifting such shares of Common Stock to a non-for-profit charitable foundation.

The foregoing percentage calculations are based on 67,957,473 issued and outstanding shares of Common Stock as of November 7, 2005.

Except as provided in this Amendment No. 17, including Schedule A attached hereto, there have been no transactions in the shares of Common Stock in the past 60 days by any of the Reporting Persons.

(Page 4 of 6 Pages)

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: December 5, 2005

/s/ Martin E. Franklin
Martin E. Franklin

(Page 5 of 6 Pages)

SCHEDULE A

Name	Date of Transaction	Number of Shares of Common Stock Sold*	Price per share of Common Stock Sold*
Martin E. Franklin	8/01/05	13,148	$38.50
	8/02/05	112,852	$38.05
	11/04/05	81,000	$35.19

*	All of the numbers of shares and dollar values indicated herein have been determined on a post stock split basis.

(Page 6 of 6 Pages)